Exhibit 99.51

SKEENA RESOURCES LTD.

NOTICE PURSUANT TO SECTION 11.2 OF NATIONAL INSTRUMENT
51-102 - CONTINUOUS DISCLOSURE OBLIGATIONS

DELIVERED VIA SEDAR

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Ontario Securities Commission

Dear Sirs/Mesdames:

RE:	Skeena Resources Ltd. (the "Corporation") - Change of Status Report Pursuant to Section 11.2 of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102")

The Corporation hereby provides notice that it has ceased to be a "venture issuer", as defined in NI 51-102, as a result of the listing of the common shares of the Corporation on the Toronto Stock Exchange on August 20, 2020 and the concurrent delisting from the TSX Venture Exchange.